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                 [LETTERHEAD OF HOMESTEAD VILLAGE LETTERHEAD]
                                                                    May 9, 2000
Homestead Village Incorporated
2100 RiverEdge Parkway, Ninth Floor
Atlanta, Georgia 30328

Dear Stockholder:

  On May 2, 2000, Homestead Village Incorporated, a Maryland corporation ("Homestead"), and Security Capital Group Incorporated, a Maryland corporation ("Security Capital"), entered into a merger agreement providing for the acquisition of all of the outstanding shares of Homestead and associated Preferred Share Purchase Rights not already owned by Security Capital and its subsidiaries at $4.10 per share, net to the seller in cash (less any required withholding taxes), without interest thereon.

  Security Capital has today commenced a cash tender offer for all outstanding shares of Homestead common stock and associated Preferred Share Purchase Rights not already owned by Security Capital and its subsidiaries, at a price of $4.10 per share, net to the seller in cash (less any required withholding taxes), without interest thereon. The merger agreement provides that, following the tender offer, a newly formed indirect wholly owned subsidiary of Security Capital will merge with and into Homestead and any remaining shares of common stock of Homestead other than those owned by Homestead or Security Capital will be converted into the right to receive $4.10 per share in cash, without interest.

  At a meeting on May 2, 2000, your Board of Directors (the "Board"), by vote of each member of the Board (other than two members who abstained because of their positions with Security Capital) based on, among other things, the recommendation of a Special Committee comprised of Homestead's independent directors, (i) determined that each of the tender offer and the merger is fair to, advisable and in the best interests of Homestead and its stockholders and
(ii) recommended acceptance of the tender offer and approval of the merger by Homestead's stockholders.

  In arriving at its recommendation, the Board gave careful consideration to the factors described in the enclosed tender offer materials and Homestead's Solicitation/Recommendation Statement on Schedule 14D-9. Included as Annex A to the Schedule 14D-9 is the written opinion, dated May 2, 2000, of Stern Stewart & Co., the Special Committee's financial advisor, to the effect that, as of that date and based on and subject to the matters described in the opinion, the price per share of $4.10 to be received in the tender offer and the merger by the holders of Homestead shares, is fair, from a financial point of view, to those holders.

  Enclosed for your consideration are copies of the tender offer materials and Homestead's Solicitation/Recommendation Statement on Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully.

                                          Sincerely,


                                          /s/ C. Ronald Blankenship
                                          C. Ronald Blankenship
                                          Interim Chairman